CORNERSTONE STRATEGIC VALUE FUND, INC.
                     c/o Bear Stearns Funds Management Inc.
                               383 Madison Avenue
                            New York, New York 10179



                                                                  April 22, 2004

VIA ELECTRONIC TRANSMISSION (CORRESPONDENCE FILING)

U.S. Securities and Exchange Commission Division of Investment Management 450 Fifth St., N.W.
Washington, D.C. 20549
Attn:  Ms. Linda Stirling

         Re:      Cornerstone Strategic Value Fund, Inc.
                  Form N-14; Filed February 24, 2004
                  FILE NOS. 333-113046, 811-05150

Dear Mr. DiSteffano:

         Pursuant to Rule 477 of Regulation C, promulgated under the Securities Act of 1933, as amended, Cornerstone Strategic Value Fund, Inc. (the "Fund") hereby applies for withdrawal of the above-referenced Form N-14 with respect to the Fund originally filed with the U.S. Securities and Exchange Commission on February 24, 2004. We are requesting the withdrawal due to the fact that the registration statement was filed with the wrong submission header. Please note that no securities were sold in connection with this offering.

         The Company respectfully requests that the Commission consents to the withdrawal of the Form N-14, effective as of the filing of this request.

                                   Very Truly Yours,

                                   CORNERSTONE STRATEGIC VALUE FUND, INC.



                                   By:      /S/ RALPH W. BRADSHAW
                                      --------------------------------
                                   Name:    Ralph W. Bradshaw, President


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